2380 Conejo Spectrum St, Suite 200

Thousand Oaks, CA 91320

Phone: (805) 623-4211

www.atarabio.com

April 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat and Angela Connell

Re: Atara Biotherapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 8, 2023

File No. 001-36548

Dear Ms. Ignat and Ms. Connell:

Atara Biotherapeutics, Inc. (the “Company” or “Atara”) is providing this letter in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) by letter dated March 27, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”). To facilitate your review, we have reproduced each relevant comment in bold italics and have followed each comment with the Company’s response in ordinary type. We have referenced the comments as numbered in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

5. Out-license Agreements, Page 109

1.

With respect to the Pierre Fabre Commercialization Agreement, we note your conclusion that the promises within the agreement are not distinct because Pierre Fabre cannot benefit from the license without the other services and vice versa, and that consequently, the license, manufacture and supply, cell selection and participation in the JSC together form a single performance obligation. Please explain to us how you considered the guidance in ASC 606-10-25-19 through 25-21 in reaching your conclusion. As it specifically relates to the manufacture and supply agreement, explain whether another company could perform the manufacturing services and how this impacts your determination as to whether the license is capable of being distinct given that Pierre Fabre would appear to be able to benefit from the license together with other resources that are readily available. In this regard, we note your disclosure that following the minimum contract period of seven years from first commercial sale, the manufacturing responsibility could be transferred to a third party CMO or Pierre Fabre may elect to directly assume manufacturing responsibility. Please also explain how you determined the performance period over which revenue under this contract will be recognized to be 12 years.

In determining whether the license is distinct and separable from the manufacture and supply of Ebvallo, cell selection services and participation in the JSC, we considered the guidance in ASC 606-10-25-14 and ASC 606-10-25-19 through 25-22. We also referred to ASC 606-10-55-368 through 55-374, specifically Example 56.

First, we considered ASC 606-10-25-14, which states the following:

606-10-25-14 At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a. A good or service (or a bundle of goods or services) that is distinct.

b. A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Under the Pierre Fabre Commercialization Agreement, we identified optional purchases related to the manufacture and supply of Ebvallo and related cell selection services that will be priced below standalone selling price (“SSP”) for a specified period of time and therefore represent a material right. Therefore, the license, participation in the JSC, and the material right (manufacture and supply of Ebvallo and related cell selection services) represent the promised goods or services in the Pierre Fabre Commercialization Agreement. Note, the Company does not provide the manufacture and supply of Ebvallo and cell selection services on a standalone basis and such services are not available from third party vendors; that is, the performance of such activities requires the Company’s familiarity and expertise with its own intellectual property due to the proprietary nature of its intellectual property. Also note that participation in the JSC is highly specialized in nature such that it cannot be performed by a third party. That is, a third party does not have the authority, technical credentials, experience, knowledge and familiarity with the license, manufacture and supply of Ebvallo and related cell selection to participate in the JSC.

We next considered ASC 606-10-25-19, which states the following:

606-10-25-19 A good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

In applying paragraph 25-19, we also considered the guidance found in ASC 606-10-25-20, which elaborates on paragraph 25-19(a) and whether the promises are capable of being distinct:

606-10-25-20 A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events. Various factors may provide evidence that the customer can benefit from a good or service either on its own or in conjunction with other readily available resources. For example, the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.

Further, ASC 606-10-25-22 states the following:

606-10-25-22 If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.

In making the determination as to whether the license is capable of being distinct and separable from the material right (manufacture and supply of Ebvallo and related cell selection services) and participation in the JSC, we assessed whether Pierre Fabre could benefit from the license on its own or together with other resources that are readily available to Pierre Fabre. In particular, we considered whether the material right (manufacture and supply of Ebvallo and related cell selection services) or participation in the JSC could be provided by another third party such that the services, know-how and expertise provided by the Company would not be required in order for Pierre Fabre to benefit from the license. As noted above, the manufacture and supply of Ebvallo and related cell selection services are not provided by the Company on a standalone basis and such services are not available from third party vendors, and participation in the JSC is highly specialized in nature such that it cannot be performed by a third party. As such, we determined that Pierre Fabre receives no benefit of the license unless and until the European Commission Marketing Authorization Application (MAA) is received by Atara and transferred from Atara to Pierre Fabre. Once the MAA is transferred, Pierre Fabre can only benefit from the license to commercialize Ebvallo in the Territory through the provision of the proprietary manufacturing and cell selection services provided by Atara. Cell selection is the know-how and trade secret of the Company related to selecting the necessary human leukocyte antigen (HLA) profile for a patient, identifying the associated cell line from available inventory and communicating this to the customer. This service is required in order for the customer to benefit from the supply, as without it, Pierre Fabre is not able to identify which cell line from inventory should be used to treat a patient.

Until such time that manufacturing technology transfer occurs (see below), Pierre Fabre is not capable of carrying out the manufacturing on their own. We believe our fact pattern is consistent with Example 56 Case A in ASC 606. Furthermore, we plan to include enhanced disclosure (see below proposed disclosure) within future periodic reports filed with the SEC around the identification of promises and associated performance obligations, specifically with respect to the material right (manufacture and supply of Ebvallo and related cell selection services), under the Pierre Fabre Commercialization Agreement.

With regard to our determination of the period of time over which to recognize the related revenue, we note it relates to the period over which Pierre Fabre’s material right exists. One factor in determining this period is the “Term” of the Pierre Fabre Commercialization Agreement, which is defined in Section 16.1 as expiring “following the last Commercial Sale of the Product in the Field in the Territory by Partner, its Affiliates or their Approved Sublicensees.” Section 9.5 of the Agreement details our obligation to supply product until the end of the Term of the Agreement, with the option to transfer the related manufacturing technology after 7 years from the first Commercial Sale of Product. Given the inherent uncertainty of what could transpire over the next 7 years, we determined it was not probable as of the 2022 Form 10-K balance sheet date that we would exercise this option when first available to us. We also considered the period over which the Company would receive royalties based on the terms of the Pierre Fabre Commercialization Agreement. As the Company is not in the business of being a contract manufacturer, without royalties as an economic incentive to continue performing manufacturing services, we determined it is probable that we will transfer the manufacturing technology by the end of the Term of the Pierre Fabre Commercialization Agreement. Based on these considerations, as of the 2022 Form 10-K balance sheet date, we estimate the material right will exist for approximately 12 years.

The Company further advises the Staff that it will enhance its existing disclosure starting with the quarterly report on Form 10-Q for the period ended March 31, 2023 and will continue to be included in future filings as relevant. Refer to the enhanced disclosure below.

Pierre Fabre Commercialization Agreement

In October 2021, we entered into the Pierre Fabre Commercialization Agreement, pursuant to which we granted to Pierre Fabre an exclusive, field-limited license to commercialize and distribute Ebvallo in Europe and select emerging markets in the Territory following regulatory approval. Atara retains full rights to Ebvallo in other major markets, including North America, Asia Pacific and Latin America. In September 2022, we entered into Amendment No. 1 to the Pierre Fabre Commercialization Agreement (the “PF Amendment”). Under the terms of the PF Amendment, following European Commission approval of Ebvallo for EBV+ PTLD and subsequent filing of the Marketing Authorization Application (“MAA”) transfer to Pierre Fabre, we are entitled to receive an additional $30 million milestone payment in exchange for, among other things, a reduction in: (i) royalties we are eligible to receive as a percentage of net sales of Ebvallo in the Territory, and (ii) the supply price mark up on Ebvallo purchased by Pierre Fabre. Additionally, we also agreed to extend the time period for provision of certain services to Pierre Fabre under the Pierre Fabre Commercialization Agreement.

We are responsible at our cost for the conclusion of the ongoing Phase 3 ALLELE clinical study and the Phase 2 multi-cohort clinical study. We will also be responsible at our cost for certain other activities directed to obtaining regulatory approval for Ebvallo for EBV-positive lymphoproliferative disease pursuant to the terms of the Pierre Fabre Commercialization Agreement in Europe. Pierre Fabre will be responsible at its cost for obtaining and maintaining all other regulatory approvals and for commercialization and distribution of Ebvallo in the Territory. We will own any intellectual property rights developed solely by us under the Pierre Fabre Commercialization Agreement.

We have formed a joint steering committee (“JSC”) with Pierre Fabre that provides oversight, decision making and implementation guidance regarding the commercialization activities covered under the Pierre Fabre Commercialization Agreement.

Pierre Fabre paid us an upfront cash payment of $45.0 million for the exclusive license granted in the fourth quarter of 2021. In December 2022, we met the contractual right to receive $40.0 million in milestone payments upon certain regulatory milestones. Subject to the terms of the royalty purchase agreement with HCRx, as described in Note 6, we are entitled to receive an aggregate of up to $308.0 million in remaining milestone payments upon achieving certain regulatory and commercial milestones in addition to double-digit tiered royalties as a percentage of net sales of Ebvallo, until the later of 12 years after the first commercial sale in such country, the expiration of specified patent rights, or the expiration of all regulatory exclusivity for such product on a country-by-country basis.

We have entered into a separate manufacturing and supply agreement with Pierre Fabre for us to manufacture Ebvallo for Pierre Fabre to use in the Territory based on a fixed price through December 31, 2023 and at a price equal to cost plus a margin for orders placed after December 31, 2023. At Pierre Fabre’s cost, we are responsible for manufacturing and supplying Pierre Fabre’s optional purchases of Ebvallo for commercialization in the Territory for a minimum of seven years from the first commercial sale, as defined in the Pierre Fabre Commercialization Agreement, of Ebvallo in the Territory. At any time following this period, we have the option to transfer the manufacturing responsibility and related manufacturing technology to Pierre Fabre, who may then elect to directly assume the manufacturing responsibility and receive the related manufacturing technology or utilize a third party contract manufacturing organization (“CMO”). Without transfer of the manufacturing technology, no other party can perform this obligation.

We are also responsible for performing cell selection services for Pierre Fabre at our cost for a certain period of time unless the parties agree to transfer the related cell selection technology to Pierre Fabre prior to this date. Cell selection is the process of identifying the appropriate cell line from available inventory to be used for a patient. Without transfer of the cell selection technology, no other party can provide such services. After this period of time, if we agree to continue to provide cell selection services, it shall be at the sole expense of Pierre Fabre.

We assessed this arrangement in accordance with ASC 606 and concluded that the promises in the Pierre Fabre Commercialization Agreement represent transactions with a customer. We concluded that the Pierre Fabre Commercialization Agreement includes promises related to the transfer of intellectual property rights in the form of a license, the obligation to participate in the JSC and a material right for optional purchases associated with the manufacture and supply of Ebvallo and the performance of cell-selection services. We concluded that the individual promises are not distinct because Pierre Fabre cannot benefit from the license without the other services and vice versa, since Pierre Fabre is not capable of carrying out the manufacturing and supply and cell selection services on their own, until, and if, the transfer of the related technologies occur. Consequently, the license, the participation in the JSC and the material right related to the manufacture and supply of Ebvallo and related cell selection represents a single performance obligation.

Under the Pierre Fabre Commercialization Agreement, we determined that the $45.0 million upfront payment constituted the entire consideration to be included in the transaction price at the outset of the arrangement. The $40.0 million in development milestones met in December 2022 were added to the transaction price upon meeting the related milestone criteria. The associated revenue will be recognized over the period during which the material right to these services exists, which would end if the option to transfer the manufacturing technology, once contractually available, is executed. Based on these considerations and our forecast of the timing and associated costs of the optional purchases related to the manufacture and supply of Ebvallo, we estimate the material right related to these services will exist for approximately 12 years. We reassess this evaluation each reporting period. The $85.0 million in upfront fee and milestones met is recorded as deferred revenue as of December 31, 2022, of which $8.0 million is included in current liabilities and $77.0 million is included in long-term liabilities.

The remaining potential development and commercial milestone payments that we are eligible to receive were excluded from the transaction price, as the milestone amounts were fully constrained based on the probability of achievement or have not been earned. None of the future royalty and sales-based milestone payments were included in the transaction price, as the potential payments represent sales-based consideration. We reevaluate the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, adjust our estimate of the transaction price.

7. Sale of ATOM Facility, Page 113

2.

You disclose that effective April 4, 2022 you entered into an asset purchase agreement with FUJIFILM Diosynth Biotechnologies California, Inc. (FDB) to sell all of the Company’s right, title and interest in and to certain assets related to your Atara T-Cell Operations and Manufacturing facility (ATOM Facility) located in Thousand Oaks, California for $100 million. You also indicate that this transaction included the transition of 136 of your ATOM Facility employees, assignment of the ATOM lease, and entry into a Master Services and Supply Agreement and related Statements of Work for the supply of your cell therapy products or product candidates that could extend for up to ten years. Please provide us with a detailed analysis supporting your accounting for each element of the transactions with FDB. Address the following in your response:

•	Explain how you determined whether the ATOM Facility met the definition of a business and whether you accounted for the derecognition of the related assets under ASC 810-10 or ASC 610-20.

•	Explain your consideration of ASC 360-10-40-2 as it relates to the sale of leased property.

•	Explain your consideration of SAB Topic 5.E as it relates to your joint and several liability with respect to the ATOM Lease.

Question #1

In response to the Staff’s comment, we note that in January 2022, we entered into an asset purchase agreement with FUJIFILM Diosynth Biotechnologies California, Inc. (“FDB”) to sell all of the Company’s right, title and interest in and to certain assets related to the Atara T-Cell Operations and Manufacturing facility (“ATOM Facility”) located in Thousand Oaks, California for $100 million in cash, subject to potential post-closing adjustments pursuant to the asset purchase agreement (the “Fujifilm Transaction”). As disclosed within Note 7 of the consolidated financial statements, the closing of the Fujifilm Transaction occurred on April 4, 2022, at which time assets comprised primarily of property and equipment, as well as certain other current and non-current assets, were transferred to the buyer in exchange for the consideration outlined above in accordance with the asset purchase agreement. Contemporaneously with the close of the transaction, the following events took place:

1.	136 ATOM Facility employees transitioned to FDB, a closing condition of the agreement.

2.

We entered into a Master Services and Supply Agreement and related Statements of Work with FDB (collectively the “Fujifilm MSA”) which became effective upon the closing and could extend for up to ten years.

3.

We entered into the Lease Assignment Assumption Agreement related to the ATOM Facility lease, through which the Company assigned our rights and obligations under the original ATOM lease to FDB; however, our obligations under the original headlease with the landlord remained intact (see additional details regarding this agreement within response #4).

To account for this transaction, we considered the guidance outlined in ASC 805-10-55 to determine whether this transaction represented the sale of a business, including identification of the disposed set, application of the practical screen, and identification of inputs, processes, and outputs. We determined that the disposed set included the property, equipment, and other assets transferred in accordance with the terms of the agreement, the facility lease as-is (via the Lease Assignment Assumption Agreement, we assigned our rights and obligations to FDB), and the facility employees that transitioned to FDB in conjunction with the consummation of the Fujifilm Transaction, given this was a condition required for the transaction to close (collectively the “Disposed Set”).

Given the differing nature of each item in the Disposed Set, we determined that fair value was not concentrated into a single asset or group of similar assets, and therefore the practical screen test outlined in 805-10-55-5A – 55-5C was not met. We next considered the framework outlined in 805-10-55-5E – 5F to determine whether the set meets the definition of a business. We determined that the set is capable of producing outputs as evidenced by the goods produced by the Disposed Set through the Fujifilm MSA, in the form of drug product sold to the Company for ongoing research and development or future clinical trials. As such, we looked to the guidance in ASC 805-10-55-5E in evaluating whether the set has inputs and substantive processes.

ASC 805-10-55-5E states that if the acquired set includes outputs, the set must meet one of the following four conditions to qualify as a business: a) employees that have the ability to perform an acquired process critical to converting acquired inputs into outputs; b) acquired contract provides access to the organized workforce in condition #1; c) acquired process significantly contributes to the ability to produce outputs and the process cannot be replaced without significant cost, effort, delay; or d) acquired process significantly contributes to the ability to produce outputs and the process is considered unique or scarce.

Atara made processes (technological know-how and employees that form an organized workforce) available to the buyer which, when applied to the purchased assets (inputs), significantly contributed to the ability to create outputs. Critical employees that make up a workforce were transferred over that contain critical know-how and are instrumental to the success of this transaction. Although the transition of ATOM employees to FDB was subject to the employees’ voluntary acceptance, like all at-will employment, a closing condition of the FDB Transaction was that a certain percentage of existing employees with this know-how and experience would enter into employment with FDB. As a result of these facts, we determined that the Disposed Set meets the criteria in ASC 805-10-55-5E(a) and therefore, has both inputs and a substantive process in the form of an organized workforce that performs processes that are critical to the ability to continue producing outputs.

Based on our evaluation of the guidance, as FDB is not a customer of Atara, we concluded the sale of the ATOM Facility constituted the sale of a business and, as such, we accounted for the sale of the ATOM Facility under ASC 810-40 – Consolidation-Derecognition. We deconsolidated the net assets related to the sale of the ATOM Facility on April 4, 2022, the date that the transaction closed and Atara no longer controlled the net assets associated with the ATOM facility. Note that there are no noncontrolling interests associated with this sale. As a result, the gain was calculated in accordance with ASC 810-10-40-5, which states that the gain is measured as the difference between a) the aggregate of the fair value of consideration received less b) the carrying amount of the assets related to the ATOM facility.

Question #2

In response to the Staff’s comment, we considered the guidance in ASC 360-10-40-2 and respectfully advise the Staff that we do not believe the guidance is applicable. As outlined above, we recorded the sale of the ATOM facility and concluded that the Company does not control the Disposed Set pursuant to ASC 810 and applied the guidance in ASC 810-10-40-5 to record a gain. The ATOM facility lease was included in the Disposed Set; however, we did not derecognize the ATOM lease based on the application of guidance in ASC 842-20-40-3, since our assignment of the rights and obligations of that lease to FDB did not relieve us of our primary obligation under the terms of the original ATOM lease between Atara and the landlord.

Question #3

In response to the Staff’s comment, we considered SAB Topic 5.E in assessing our joint and several liability for the ATOM lease and respectfully advise the Staff that we do not believe the guidance is applicable. As outlined in further detail in our response to question #4 below, in conjunction with the ATOM transaction we entered into a Lease Assignment Assumption Agreement, through which the Company assigned our rights and obligations under the original lease to FDB. We have not de-recognized the ATOM facility lease since that assignment did not relieve us of our obligation under the original headlease with the landlord; instead, we continue to record the headlease on the balance sheet and account for the sublease to FDB in accordance with ASC 842-30. As a result, there is nothing incremental to record related to our original obligations under the headlease.

3.

As a related matter, please clarify for us the extent of your remaining manufacturing capabilities after the sale of the ATOM facility. In this regard, explain to us whether you consider the ATOM facility sale, in combination with the August 2022 reduction in force, the August 2022 termination of your Bayer agreement, the October 2022 sublease of office space and subsequent move of your corporate headquarters, and the December 2022 sale of a portion of your right to receive royalties and certain milestones under the Pierre Fabre Commercialization Agreement to be a strategic shift that would result in discontinued operations reporting under ASC 205-20.

In response to the Staff’s comment, the Company notes that each of these arrangements and transactions noted were contemplated independently, and each had its own business purpose and rationale specific to the individual transaction or arrangement. Refer to further details on each item below:

•

April 2022 sale of the ATOM Facility: Process improvements and manufacturing technological advances achieved since the creation of the ATOM facility have led to excess capacity that we were not utilizing as a company focused on research and development. As being a contract manufacturer is not Atara’s core business, and in order to focus our resources for use on our product candidate clinical trials and development pipeline, the decision was made to sell the ATOM Facility assets to a contract manufacturer that would be able to utilize the excess capacity.

Further note that after the sale of the ATOM facility, the manufacturing capabilities available for Atara’s use remain unchanged. Rather than being responsible for the operations of the ATOM facility, we have access to the capacity needed under the Fujifilm MSA, in which FDB is our contract manufacturing organization (CMO) and is responsible for the operations, including any other customers that FDB supports as a CMO, of this facility. We also continue to utilize our existing third-party CMOs for certain product candidates. The sale of the ATOM facility had no impact on the nature of the work conducted at our other CMOs and we continue to work with our other CMOs as we did prior to the sale of the ATOM facility. As such, our available capacity for Atara operations has not changed as a result of the sale of the ATOM facility.

•

August 2022 reduction in force: Atara is focused on being a pioneer in developing transformative therapies and building a platform from which to develop a pipeline of product candidates. In other words, research and clinical studies are the Company’s focus. Due to delays in a potential BLA submission for tab-cel in the United States, Atara decided to seek a partner for the potential commercialization of tab-cel in the U.S and remain focused on research and development. As such, employees with responsibilities related to commercialization, as well as certain other employees whose responsibilities were no longer necessary due to the smaller size of Atara, had their employment with Atara separated as part of this reduction in force. This decision was not related to the sale of the ATOM facility or the other transactions referenced in this comment.

•

August 2022 termination of the Bayer agreement: The termination of the Bayer agreement was a decision made by Bayer in May 2022, which became effective in August 2022. The termination of the Bayer agreement, which included co-development of our ATA2271 and ATA3271 product candidates, did not significantly alter Atara’s operations or strategy. We continue to progress the ATA2271 Phase 1 clinical trial, and we have decided to pause development of ATA3271 and instead focus our resources on the development of another product candidate, ATA3219. This decision was not related to the sale of the ATOM facility or the other transactions referenced in this comment.

•

October 2022 sublease of office space and subsequent move of our corporate headquarters: As a result of the COVID-19 pandemic, we have transitioned a portion of our workforce to a remote, work-from-home model, while maintaining essential in-person laboratory functions in order to advance key research, development and manufacturing priorities. The majority of our laboratory functions, office space and employee base are and have been located within Thousand Oaks, California, the location of our new corporate headquarters. Our prior corporate headquarters in South San Francisco (SSF), California was not being utilized due to the implemented work-from-home model. Therefore, we decided to move our headquarters to be closer to our primary research and development facility in Thousand Oaks, California and our largest concentration of workforce, while reducing future operating expenses via a sub-lease of the SSF office. This decision was not related to the sale of the ATOM facility or the other transactions referenced in this comment.

•

December 2022 sale of a portion of our right to receive royalties and certain milestones under the Pierre Fabre Commercialization Agreement: This arrangement has no impact to our operations or strategy; rather, it was a way for us to monetize our future royalty cash inflows from Pierre Fabre from our commercially approved product, Ebvallo, as a form of non-dilutive financing to fund our future operations. Our commitments and obligations under our agreements with Pierre Fabre were not impacted by this transaction. This decision was not related to the sale of the ATOM facility or the other transactions referenced in this comment.

We do not believe that the sale of the ATOM facility, in combination with the other transactions referenced above, represents a strategic shift that triggers discontinued operations reporting, as we believe these events occurred independently and were not made in contemplation of one another.

We also note that the scope of the guidance outlined in ASC 205-20-15-2, which states that the guidance in 205-20 applies to either a) a component of an entity or a group of components of an entity that is disposed of or is classified as held for sale, or b) a business or non-profit activity that, on acquisition, is classified as held for sale. Item b is not applicable. In considering the applicability of 205-20-15-2a, we considered the definition of a component. A component of an entity is defined in the ASC Master Glossary as follows:

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

Based on the ASC definition, we determined that the ATOM facility does not meet the definition of a component and is therefore not a component of Atara. Atara does not maintain discrete cash flows for the ATOM facility, nor other discrete balance sheet or P&L financial information for this set of assets. The performance of this facility is not distinguished operationally from the rest of the entity for management or any other internal reporting purposes, and it has not been identified as a separate operating segment or reporting unit. Management reports financial information internally by department, but there is not a unique set of departments that represent the totality of expenses associated with the ATOM facility. Rather, the departments contain a combination of expenses, of which some relate to ATOM and some that relate to other internal and external operations.

Given the nature of the other transactions as described above, we further concluded that none of those arrangements meet the definition of a component, as none comprise operations and cash flows that can be clearly distinguished, both operationally and for financial reporting purposes, from the rest of the entity. As neither the ATOM facility nor the other transactions referenced in the comment meet the definition of a component or group of components, the transactions do not fall within the scope of the discontinued operations guidance in Subtopic 205-20 either individually or in aggregate. As the guidance in 205-20-45-1B does not apply, the transactions could not collectively represent a strategic shift in the business and therefore no further analysis related to strategic shift would be required.

8. Leases, page 113

4.

We note that your Operating lease assets increased from $26,159 as of December 31, 2021 to $68,022 as of December 31, 2022. We also note a corresponding increase in your Operating lease liabilities from $28,100 at December 31, 2021 to $70,870 at December 31, 2022. Please explain to us the reasons for these increases as it is not easily discernable from your disclosures. Please address the following in your response:

•

With respect to the sub-lease you entered into in November 2022 on your San Francisco office space, clarify whether you were relieved of the primary obligation under the original lease and explain your accounting basis. Refer to ASC 842-20-40-3.

•

With respect to the assignment of the ATOM lease, you indicate that you are considered to be the sub-lessor and that the lease-related assets and liabilities for the ATOM Facility remain on your balance sheet. Clarify whether there was any change to your operating lease assets or liabilities as a result of the assignment of this lease.

•	Quantify the impact of the operating lease embedded in the Fujifilm MSA.

As discussed in our response to Question #2, we sold the ATOM facility to FDB during the year ended December 31, 2022, which including entering into a Lease Assignment Assumption Agreement related to the ATOM facility lease, through which the Company assigned our rights and obligations under the original lease to FDB. Our ATOM facility lease provided us the right to use the building facility; however, we made significant investments in owned leasehold improvements during the term of the lease to complete the construction beyond the warm shell of the building by installing dividing walls, an elevator, HVAC systems, electrical, constructing clean processing rooms, acquiring and installing lab equipment, among other improvements, of which approximately $36,500 in the net book value of owned leasehold improvements was on our balance sheet prior to the sale, separate from the operating lease asset associated with the ATOM facility lease.

These leasehold improvements were a part of the acquired set in this sale; however, a portion of the leasehold improvements were also leased back pursuant to the terms of the Fujifilm MSA, which included an embedded lease. Such leaseback is accounted for as an operating lease and met the qualifications to be accounted for as a sale leaseback in accordance with the guidance in ASC 842-40. This leaseback caused a $50,779 increase to our Operating lease assets, which is the most significant source of the change in the balance between December 31, 2021, and December 31, 2022.

In considering the accounting implications of the ATOM facility Lease Assignment and Assumption Agreement, we determined that it would be inappropriate to de-recognize the ATOM lease based on the guidance in ASC 842-20-40-3, since we were not relieved of our primary obligation under the original ATOM headlease when we assigned it to FDB. As such, we did not consider this to be a termination of the lease, and instead, we separately account for the original lease and sublease. As a result, and after assessing the recoverability of the related ROU asset, there was no change to our Operating lease assets or liabilities as a result of the assignment of this lease, and we have continued to account for the lease as an operating lease in accordance with ASC 842-20-35-14.

With respect to the sublease we entered into in November 2022 on our South San Francisco office, similar to the ATOM lease, we were not relieved of our primary obligations under the headlease when we entered into the sub-lease agreement with our sub-tenant. As such, we determined that it would be inappropriate to de-recognize the lease based on the guidance in ASC 842-20-40-3, since we were not relieved of our primary obligations. Instead, we continue to record the headlease on the balance sheet, and account for the sublease as an operating lease in accordance with ASC 842-30.

We direct the Staff to the fourth paragraph in Note 8, Leases, of the 2022 Form 10-K in which we disclose the recognition of the operating lease embedded in the Fujifilm MSA. We direct the Staff to the ‘Operating lease assets obtained in exchange for lease obligations’ line of the ‘Supplemental Cash Flows Information’ table within Note 8, Leases, for disclosure of this balance, as the operating lease embedded within the Fujifilm MSA was the only new operating lease recognized in 2022.

We will enhance our disclosures going forward to more clearly describe the ATOM facility lease arrangements, including that we were not relieved of our primary obligations under the original headlease as a result of the ATOM facility Lease Assignment and Assumption Agreement resulting in no de-recognition of the original lease asset and liability and the amount of the ROU asset established as a result of the embedded leaseback. We will enhance our disclosures going forward in a similar manner related to the South San Francisco office sublease, as applicable.

If you have any questions regarding the matters in this letter, please reach out to the undersigned at (805) 623-4211.

Sincerely,

/s/ Eric Hyllengren
Eric Hyllengren Chief Financial Officer

Cc: Carlton Fleming, Sidley Austin LLP